FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
               For the period of April 26, 2004 to April 27, 2004

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                    Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Enclosures:

No.1  News release dated 30 March 2004 announcing Final Results
No.2 News release dated 30 March 2004 announcing Rights to Frovatriptan No.3 News release dated 27 April 2004 announcing Holding(s) in Company No.4 News release dated 26 April 2004 announcing Holding(s) in Company No.5 News release dated 26 April 2004 announcing Holding(s) in Company No.6 News release dated 26 April 2004 announcing Holding(s) in Company

Enclosure No. 1

30 March 2004

                    Vernalis plc: preliminary results for the
                       eight months ended 31 December 2003

Vernalis plc (LSE: VER, Nasdaq: VNLS) today announces its preliminary results for the eight months ended 31 December 2003 and the reacquisition of rights for frovatriptan in North America from Elan (see separate release).

Highlights

Frovatriptan

* Vernalis agrees to reacquire rights to frovatriptan in North America for $50 million, payable in instalments up to 31 December 2005 (see today's separate release)

*    Q4 2003 sales for frovatriptan of $13.7 million in North America

* Initiation of a second Phase IIIb study with frovatriptan for short-term prophylaxis of menstrually-associated migraine

Pipeline products and research

*    Announced today:

     - Positive data from Phase II clinical study of V10153 in acute myocardial infarction patients and plans for a follow-up study in stroke. The product showed similar efficacy to marketed thrombolytic therapies and with no spontaneous bleeds.

     - Positive results from Phase I study of V2006 (Parkinson's disease). The product was safe and well tolerated, achieving potentially therapeutic concentrations at the lowest dose tested. It also displayed a prolonged half-life consistent with once-daily dosing.

     -    Successful initial Phase I studies with the novel analgesic V140.

* Roche selects development candidate to treat obesity from 5HT2C receptor agonist research programme, currently undergoing pre-clinical studies by Roche.

* New oncology research collaboration with Novartis Institutes for Biomedical Research Inc. agreed in December 2003.

* Integration of British Biotech, RiboTargets and Vernalis Group completed in Q1 2004.

Financial

*    Revenue: GBP8.6 million (year ended April 2003 GBP9.1 million)

* Total operating loss: GBP29.4 million (year ended April 2003 GBP36.2 million). Operating loss before acquisitions: GBP17.3 million

*    Cash and short term investments of GBP24.2 million at 31 December 2003

*    Restructuring  to  achieve   full-year  cost  savings  of  GBP12.9  million
     completed;   additional   savings   realised   from   further   post-merger
     restructuring which will reduce headcount to 110 during H1 2004.

Commenting on the results,  Vernalis' Chief Executive Officer Simon Sturge said:
"In 2003 we embarked on a strategy of using M&A to create a sustainable, R& D-driven biotechnology company. Restructuring and rationalisation of the company's resources is now complete, and we have substantially reduced our cost base. The outlook for the company is also greatly enhanced by the reacquisition of the North American rights for frovatriptan and the positive results obtained in our clinical studies with V10153 and V2006. Our strategy in the year ahead is to continue to build Vernalis through the progression of our products and research and through participation in further M&A in the biotech sector."


                                  ----ends----

Enquiries:

Vernalis plc

Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
+44 (0)118 977 3133

Brunswick Group (for analyst, financial media enquiries)

Jon Coles; Wendel Carson
+44 (0)20 7404 5959

This document is not an offer of securities for sale in the United States of America. Securities may not be offered or sold in the United States of America absent registration or an exemption from registration.

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events, including the clinical development and regulatory clearance of the Company's products, including that of frovatriptan for menstrually-associated migraine, the Company's ability to find partners for the development and commercialisation of its products, including a new commercialisation partner (or partners) for frovatriptan, as well as the terms of such partnership(s), the projected benefits of reacquiring the rights to frovatriptan in North America and/or any new partnership arrangement(s) on the Company's liquidity and results of operations, as well as the Company's working capital requirements and future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research strategies, the applicability of the discoveries made therein, and the successful and timely completion of clinical studies, including with respect to frovatriptan and the Company's other products, the uncertainties related to the regulatory process, the ability of the Company to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of frovatriptan and other products, as well as the achievement of expected synergies from such transactions, the acceptance of frovatriptan and other products by consumers and medical professionals, the ability of the Company to obtain additional financing for its operations and the market conditions affecting the availability and terms of such financing, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions and the risks described in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 0-20104).

1.   Review of R&D operations

(i)  Product Portfolio

Frovatriptan

*    Prescription data

Frovatriptan was launched in the US in the second quarter of 2002, where it is marketed as FrovaTM by Elan Corporation and UCB as an acute treatment for migraine. Measured by prescriptions, Frova's annualised average share of the US oral triptan migraine market in 2003 was 2.7 per cent, with a market share in December 2003 of 3.1 per cent. Sales in the fourth quarter 2003 were $13.7 million, which resulted in sales for the eight months ended 31 December 2003 of $25.0 million.

In Europe, frovatriptan is marketed by Menarini and has been launched in Germany, Austria, Eire and the UK. In Germany, where frovatriptan is marketed as Allegro(R), the drug's share of the overall triptan market at the end of 2003 was seven per cent. In January 2004 frovatriptan received marketing approval in Switzerland and pricing approval in Italy. Further European launches are expected during 2004.

* Achieving a distinct label for prophylaxis of menstrually-associated migraine

In April 2003 data were presented from an initial clinical study into the efficacy of frovatriptan as a preventive treatment for menstrually associated migraine, which affects around 50 per cent of all women who suffer migraine. The data demonstrated a statistically highly significant improvement in the numbers of patients who were headache-free during the peri-menstrual period for both the studied dose regimens of frovatriptan compared to placebo (p< 0.0001). These data are expected to be published in 2004.

A long-term Phase III safety study is under way and a confirmatory Phase III efficacy trial is planned for Q2 2004 to support extension of the existing frovatriptan label to include this novel indication. If the positive initial results are confirmed, these studies should lead to regulatory submissions in the US and Europe during 2005.

V10153 - Phase IIa study completed

V10153 (formerly BB-10153) is a novel recombinant thrombolytic protein targeted at thrombotic disorders. It has been evaluated by the US TIMI Study Group in a Phase IIa ascending dose study to establish proof-of-concept (i.e. that it can dissolve clots and restore coronary bloodflow) in patients who have suffered acute myocardial infarction (AMI). The study also evaluated the safety of treatment with V10153, especially with respect to bleeding.

The study has now been successfully completed. V10153 was well tolerated throughout the dose range of 1-10 mg/kg to patients with AMI. Full restoration of bloodflow was observed in blocked coronary arteries in around 40 per cent of patients after 60 minutes following doses of 5 mg/kg and greater. This is comparable to the efficacy reported for other marketed thrombolytic therapies using a similar experimental protocol. Initial analysis of safety (episodes of bleeding) is encouraging with no spontaneous bleeds.

The next stage in development of V10153 is to conduct a Phase II study in approximately 100 patients with acute stroke. Vernalis is currently evaluating whether to undertake this study itself or wait until a collaboration has been secured.

V140 - Phase Ic study results expected in Q2 2004

V140 (formerly R-140) is a GABAA agonist targeting the treatment of pain in cancer patients. The compound entered a Phase I clinical programme in September 2003 to evaluate its safety and pharmacokinetic properties in single and multiple dose studies.

Following the successful conclusion to the initial Phase I studies, a Phase Ic (proof of principle) study to investigate the analgesic properties of the compound in healthy volunteers has commenced. This study has a placebo arm and gabapentin is included as a positive control. V140 is being investigated for its ability to prevent hyperalgesia (hypersensitivity to tactile stimuli) in skin that has been previously sensitized by capsaicin (extract from red pepper) and heat . This test system is believed to be a model of neuropathic pain, for the treatment of which gabapentin is approved. The results from this study are expected during Q2 2004.

V2006 - shown to be safe and well tolerated in initial Phase 1 study V2006 (formerly VR-2006) is an adenosine A2A receptor antagonist in development as a potential novel treatment for Parkinson's disease. It is believed that A2A receptor antagonists may possess advantages over conventional dopamine replacement treatment and be able to restore function in Parkinson's disease sufferers without inducing unwanted, dopaminergic side effects such as nausea and dyskinesia (uncontrolled movements).

The initial Phase I study of V2006, a single ascending dose study in healthy male volunteers designed to investigate the drug's safety and pharmacokinetics has been successfully completed. Single oral doses of V2006 were administered to groups of male volunteers in the dose range 5-100 mg. The drug was safe and well tolerated in this range and exposure increased with dose. Potentially therapeutic blood levels (based on predictions from pre-clinical studies) were achieved following the lowest dose of 5 mg, which provides reassurance that a wide therapeutic ratio might be achieved in patients. Furthermore, the plasma half-life of V2006 in normal subjects was in the region of 18 hours, which would be consistent with a simple, once-daily dosing regimen.

The Phase I clinical programme continues and is expected to be completed during 2004. This will include single and multiple dose escalation studies in healthy young and elderly volunteer subjects.

5HT2C receptor agonists - Roche  collaboration

Vernalis' 5HT2C receptor agonist research programme for obesity is being undertaken in collaboration with Roche. Roche has selected a development candidate which is undergoing pre-clinical studies. Upon successful completion of pre-clinical testing, further development would also be undertaken by Roche. It is also anticipated that the research agreement will be extended for a further six-months.

(ii) Research

Vernalis' internal research programmes are focused on oncology and central nervous system (CNS) disorders. Vernalis' aim is to conduct approximately half of the research programmes under collaboration agreements.

Oncology

Hsp90 inhibitors

Hsp90 is a novel drug target, inhibition of which is believed to have significant potential in the treatment of a broad range of cancers. This programme is utilising state-of-the-art structure-based design technology to identify highly potent and specific inhibitors, with the aim of selecting a pre-clinical development candidate during 2004.

Collaboration with Novartis

In December 2003 Vernalis formed a research collaboration with the Novartis Institutes for BioMedical Research, Inc., (NIBRI) in Cambridge, MA, USA, to investigate inhibitors of a target implicated in the progression of a range of cancers. Under the agreement Vernalis is providing elements of its ongoing oncology research to NIBRI for an initial six-month evaluation period after which NIBRI will have the right to enter a longer-term research and development collaboration. During this evaluation period NIBRI is conducting its own research and funding research at Vernalis' laboratories in Cambridge, UK.

CNS disorders

A2A receptor antagonists

A programme is under way to identify and evaluate potent, selective A2A receptor antagonists as back-ups to V2006, which may also be evaluated for their utility in the treatment of depression. It is expected that a development candidate will be selected during 2004. Discussions are currently being held with a number of companies interested in collaborating in this programme. Such collaborations may encompass the development of V2006 for Parkinson's disease.

CB1 receptor antagonists

Selective cannabinoid CB1 receptor antagonists are being evaluated as novel treatments for obesity. They also have potential in other clinical indications including smoking cessation. The programme aims to identify a lead candidate during 2004.

Other programmes

The research collaboration with Serono which was focused upon identifying selective metalloenzyme inhibitors for the treatment of inflammatory/immune disorders, including multiple sclerosis has concluded. Serono is now in the process of selecting candidates for further development. Serono will undertake the further development of these compounds, with the Company receiving milestone and royalty payments.

In October 2003 Vernalis' peptide deformylase inhibitor research programme in the antibiotic field was out-licensed to Genesoft Pharmaceuticals Inc., which is now part of Genome Therapeutics, Inc. Under this out-licensing agreement, Genome has assumed responsibility for all further research and development, with Vernalis receiving milestone and royalty payments.

3. 2004 anticipated newsflow

*    Frovatriptan: complete enrolment for MAM Phase III safety study Q2 04
*    Frovatriptan: initiate confirmatory MAM Phase III efficacy study Q2 04
*    Circular  to  shareholders  in  respect  of   reacquisition  of  rights  to
     frovatriptan Q2 04
*    V140: Phase Ic results Q2 04
*    Product collaboration Q2 04
*    Novartis: update on research collaboration H2 04

4.   Financial Review

During the period the company adopted a financial year end of 31 December. The reported results of Vernalis plc for the eight month period are consolidated from the results of the three constituent companies (British Biotech, Vernalis Group and RiboTargets). The combination of British Biotech and RiboTargets has been accounted for as an acquisition with an effective date of 23 April 2003 and the results for RiboTargets have therefore been consolidated from this date. The combination of British Biotech and Vernalis Group has been accounted for as a merger with an effective date of 1 September 2003. The results for Vernalis Group are therefore included as if the business had always been combined and are fully reflected in the results for both the eight months ended 31 December 2003 and year ended 30 April 2003. The profit and loss account for the eight months ended 31 December 2003 has been split into 'acquisition', reflecting RiboTargets, and 'merged business', reflecting British Biotech and Vernalis Group.

As a result, the merged business figures for 2003 are prepared on the same basis as the comparatives for the prior period. As a result of the transaction with Elan that is being announced today, Vernalis will exchange its royalty income and potential milestone payments for enhanced cash flows arising from the full sales of frovatriptan in North America and intends to seek a new commercialisation partnership for frovatriptan which may include upfront and milestone payments. However, in order to meet its obligations to Elan, Vernalis will require additional funds during the next 12 months, which the directors believe can be obtained.

Note 1 sets out the basis of preparation for this preliminary financial information and the impact of the repurchase of the rights of frovatriptan as announced today.

Profit and loss account

The two business combinations are expected to generate substantial savings as a result of the necessary restructuring having been completed. The expected annualised cost savings of GBP12.9 million, from those transactions detailed in the 2003 Listing Particulars, will now be achieved. By the end of March 2004, the combined headcount of the three companies, which had amounted to 271, will have been reduced to 124. As expected, only minor net savings from this restructuring are reflected in the financial results for the eight months ended 31 December 2003. Additional post-merger restructuring is continuing to take place to reduce the cost base of the business and plans are in hand to reduce headcount further to approximately 110 during H1 2004.

The net loss for the eight months ended 31 December 2003 was GBP34.2 million compared with GBP30.6 million for the year ended 30 April 2003.

Turnover for the eight months ended 31 December 2003 was GBP8.6 million and primarily comprised GBP2.4 million in respect of frovatriptan and GBP6.0 million in respect of revenue recognised under collaboration and similar agreements. Turnover for the year ended 30 April 2003 was GBP9.1 million and primarily comprised GBP1.9 million in respect of frovatriptan and GBP7.0 million in respect of revenue recognised under collaboration and similar agreements.

Research and development expenditure for the eight months ended 31 December 2003 was GBP26.9 million and included expenditure of GBP18.1 million on internal R&D and GBP7.0 million on external costs associated with development of the product portfolio. In addition, intangible assets were written down by GBP1.8 million following the portfolio review. Research and development expenditure for the year ended 30 April 2003 was GBP30.5 million and included expenditure of GBP20.2 million on internal R&D and GBP10.3 million on external costs associated with development of the product portfolio.

Administrative expenses for the eight months ended 31 December 2003 were GBP10.9 million and comprised goodwill amortisation of GBP3.0 million, restructuring costs of GBP2.3 million and other costs of GBP5.6 million. Administrative expenses for the year ended 30 April 2003 were GBP14.3 million and comprised goodwill amortisation of GBP1.9 million, restructuring costs of GBP1.6 million, terminated deal costs of GBP1.5 million and other costs of GBP9.3 million. The goodwill amortisation has increased as a result of the acquisition of RiboTargets. Restructuring costs result from the integration of the three businesses and will continue to be incurred during the first half of 2004. Other administrative costs reflect ongoing business overhead and have decreased due to cost reduction initiatives and a high level of legal and professional fees in the year ended 30 April 2003.

As a result, the operating loss for the eight months ended 31 December 2003 was GBP29.4 compared with GBP36.2 million for the year ended 30 April 2003. The operating loss for the eight months ended 31 December 2003 excluding the effects of the acquisition of RiboTargets was GBP17.3 million.

The charge for loss on disposal of fixed assets for the eight months ended 31 December 2003 of GBP3.0 million reflects the write-down of the property, plant and machinery at the Oxford location, which was vacated in November 2003. The Oxford property is not required within the business and is being divested.

Merger transaction expenses for the eight months ended 31 December 2003 of GBP5.4 million relate to the combination of British Biotech and Vernalis Group and have been charged in the profit and loss account in line with the requirements for merger accounting.

The tax credit for the eight months ended 31 December 2003 of GBP2.6 million represents amounts that are expected to be received under current legislation on research and development tax credits for small and medium-sized companies.

Balance sheet

Intangible  assets at 31  December  2003 were  GBP22.9  million  (30 April 2003:
GBP28.7 million) and comprised goodwill of GBP8.0 million and other intangibles of GBP14.9 million. Other intangibles represented the capitalisation of payments conditionally due to GlaxoSmithKline (GSK) to buy out royalties due to GSK on sales of frovatriptan. Tangible assets decreased to GBP7.5 million (30 April 2003: GBP11.6 million) due to the provision against the Oxford facility described above and an excess of depreciation over capital expenditure.

Debtors decreased to GBP11.0 million (30 April 2003: GBP12.0 million) with the principal amounts being GBP5.8 million in respect of research and development tax credits, GBP1.7 million in respect of VAT recoverable and GBP1.1 million in respect of trade debtors, principally on sales of frovatriptan. Cash and short term investments were GBP24.2 million compared with GBP48.5 million at 30 April 2003. The reduction in cash and short term investments of GBP24.3 million included repayment in November 2003 of a GBP7 million convertible loan (plus interest of GBP0.2 million) and benefited from the receipt of GBP14.4 million from the placing and open offer completed by Vernalis Group plc in May 2003. Excluding these amounts, cash and short term investments reduced by GBP31.5 million. Payments associated with the two business combinations and related restructuring in the period were GBP9.0 million.

Creditors falling due within one year decreased to GBP19.8 million (30 April 2003: GBP21.0 million). The balance at 31 December 2003 included GBP5.6 million due to GSK, GBP0.6 million in respect of restructuring costs and GBP4.7 million of deferred income. Under the agreement with GSK to buy out frovatriptan royalties, Vernalis is committed to making four annual payments of $5 million, the first payment having been made in September 2002, and the following three due on each anniversary of the first payment. A fifth payment of $5 million is due if cumulative global sales of frovatriptan exceed $300 million. After discussion with GSK, the payment due in September 2003 has been deferred with $2.5 million payable in March 2004 and $2.5 million payable in September 2004. Creditors due within one year includes $10 million in respect of GSK being $5 million in respect of both the 2004 and the September 2003 deferred payments.

Creditors falling due after more than one year reduced to GBP8.1 million (30 April 2003: GBP24.8 million) and principally comprise $10 million payable to GSK, a mortgage on the Oxford facility of GBP1.2 million and long-term deferred income of GBP1.3 million. In creditors due after more than one year at 30 April 2003 was GBP7.0 million in respect of a convertible loan. Provisions for liabilities and charges increased to GBP4.1 million (30 April 2003: GBP2.5 million) and primarily relate to property dilapidation and restructuring.

Unaudited consolidated profit and loss account for the eight months ended 31 December 2003


                                                        Note           Total Group     Acquisition  Merged business
                                                                      Eight months   note 3) Eight     Eight months
                                                                             ended    months ended            ended   Year ended
                                                                       31 December     31 December      31 December     30 April
                                                                              2003            2003             2003         2003
                                                                            GBP000          GBP000           GBP000       GBP000

Turnover                                                                     8,631            117             8,514        9,143
Cost of Sales                                                                 (228)             -              (228)        (418)
----------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                                                 8,403            117             8,286        8,725
Research and development expenditure                                       (26,890)        (9,058)          (17,832)     (30,512)
Administrative expenses                                    4               (10,901)        (3,135)           (7,766)     (14,276)
Other operating expenses                                                         -              -                 -         (186)
----------------------------------------------------------------------------------------------------------------------------------
Operating loss                                                             (29,388)       (12,076)          (17,312)     (36,249)
Provision for loss on disposal of fixed assets                              (2,988)             -            (2,988)           -
Merger transaction expenses                                2                (5,396)             -            (5,396)           -
----------------------------------------------------------------------------------------------------------------------------------
Loss on ordinary activities before interest and taxation                   (37,772)       (12,076)          (25,696)     (36,249)
Interest receivable and similar income                                       2,314                                         3,542
Amounts written off investments                                               (862)                                         (799)
Interest payable and similar charges                                          (544)                                         (739)
----------------------------------------------------------------------------------------------------------------------------------
Loss on ordinary activities before taxation                                (36,864)                                      (34,245)
----------------------------------------------------------------------------------------------------------------------------------
Tax credit on loss on ordinary activities                                    2,645                                         3,659
Loss for the period                                                        (34,219)                                      (30,586)
Loss per share (basic and diluted)                         7                 (24.9)p                                      (43.1p)
----------------------------------------------------------------------------------------------------------------------------------


There is no difference between the loss on ordinary activities before taxation and the loss for the financial periods stated above, and their historical cost equivalents.

There are no recognised gains and losses other than the losses above, and therefore no separate statement of total recognised gains and losses has been presented


Unaudited consolidated balance sheet as at 31 December 2003

                                                     Note       31 December       30 April
                                                                       2003           2003
                                                                    GBP'000        GBP'000
                                                     --------------------------------------
                                                     Fixed assets
Intangible assets                                                    22,925         28,687
Tangible assets                                                       7,508         11,564
Investments                                                              83          1,107
                                                     --------------------------------------
                                                                     30,516         41,358
                                                     --------------------------------------
Current assets
Stock - finished goods                                                   49             57
Debtors                                                              10,991         11,984
Short term deposits and investments                                  22,329         48,115
Cash                                                                  1,885            339
                                                     --------------------------------------
                                                                     35,254         60,495
                                                     --------------------------------------
Current liabilities
Creditors: amounts falling due within one year                      (19,774)       (20,988)
                                                     --------------------------------------
Net current assets                                                   15,480         39,507
                                                     --------------------------------------
Total assets less current liabilities                                45,996         80,865
Creditors: amounts falling due after more than one year              (8,119)       (24,773)
Provisions for liabilities and charges                               (4,089)        (2,517)
                                                     --------------------------------------
Net assets                                                           33,788         53,575
                                                     --------------------------------------
Capital and reserves
Share capital                                           5            38,813         36,895
Share premium account                                   5           298,225        298,251
Merger reserve                                          5           101,985         89,445
Other reserves                                          5            50,776         50,776
Profit and loss account                                 5          (456,011)      (421,792)
                                                     --------------------------------------
Total shareholders' funds                                            33,788         53,575
                                                     --------------------------------------
Analysis of shareholders' funds Equity                                2,081         21,868
Non-equity                                                           31,707         31,707
                                                     --------------------------------------
                                                                     33,788         53,575
                                                     --------------------------------------

Unaudited consolidated cash flow statement for the eight months ended 31
December 2003

                                                     --------------------------------------
                                                     Notes     Eight months           Year
                                                                   ended 31       ended 30
                                                              December 2003     April 2003
                                                                     GBP000         GBP000
                                                     --------------------------------------
Reconciliation of operating loss to operating
cash flows
Operating loss                                                      (29,388)       (36,249)
Depreciation                                                          1,575          2,197
Amortisation of intangible fixed assets                               3,985          3,373
Amortisation of investment in own shares                                  -             55
Credit for deferred shares awarded                                        -           (611)
Adjustment for exchange gain                                              -            (29)
Other loss/(profit) on disposal of tangible fixed assets                171            (38)
Loss on disposal of intangible fixed assets                           1,777              -
Tangible fixed assets written off                                         -             16
(Decrease)/increase in debtors                                          578         (3,143)
Decrease in creditors                                                (4,133)        (3,273)
Increase in provisions                                                1,572            915
(Decrease) / Increase in deferred income                             (4,838)           396
Decrease / (Increase) in stock                                            8            (57)
Merger transaction expenses paid (5,396) -
                                                     --------------------------------------
Net cash outflow from operating activities                          (34,089)       (36,448)
                                                     --------------------------------------


                                                               Eight months           Year
                                                                   ended 31       ended 30
                                                              December 2003     April 2003
                                                                     GBP000         GBP000
                                                     --------------------------------------
Cash flow statement
Net cash outflow from operating activities                          (34,089)       (36,448)
Returns on investments and servicing of finance                         659          1,952
Taxation                                                              2,783          3,169
Capital expenditure                                                     (16)        (4,299)
                                                     --------------------------------------
Cash utilised by operations                                         (30,663)       (35,626)
Acquisitions - purchase of subsidiary undertakings                        -          1,967
Management of liquid resources                                       25,786         27,443
Financing                                                             6,478          6,215
                                                     --------------------------------------
Increase / (Decrease) in cash in the period                           1,601             (1)
                                                     --------------------------------------
Reconciliation of net cash flow to movement in
net funds Increase/(decrease) in cash
in the period                                                          1,601            (1)
Cash outflow from decrease/(inflow from
increase) in debt and lease financing                                  7,955         (6,291)
Cash inflow from movement in liquid resources                        (25,786)       (27,443)
Exchange adjustment                                                      (55)            29
Finance leases acquired with subsidiary                                    -         (1,269)
Liquid resources acquired with subsidiary                                  -         12,903
                                                     --------------------------------------
Movement in net funds in the period                                  (16,285)       (22,072)
Net funds at start of the period                                      38,258         60,330
                                                     --------------------------------------
Net funds at end of the period                          6             21,973         38,258
                                                     --------------------------------------


Notes to the financial information

1. The preliminary financial information on the Group set out above has been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the year ended 30 April 2003 other than the use of merger accounting in respect of the merger of British Biotech Plc and Vernalis Group Plc. This preliminary financial information has not been audited and does not constitute statutory accounts within the meaning of
     Section 240 of the Companies Act 1985. The financial statements for the year ended 31 December 2003 have not yet been delivered to the Registrar, nor have the auditors yet reported on them. The Company's statutory accounts for the year ended 30 April, 2003 have been delivered to the Registrar of Companies; the report of the auditors on these accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Act.

     Vernalis is a research and development based pharmaceutical business which expects to incur further losses until revenues from royalty income and milestone receipts exceed expenditure on the product portfolio. As a result, the directors believe that the Group is likely to need additional sources of finance in due course. The directors have prepared projections which confirm that, excluding the effects of the transaction set out below, the Group expects to have sufficient cash resources for the foreseeable future. By their nature, the projections are inherently subject to some uncertainty, particularly in respect of revenues.

     Vernalis announced today that, conditional upon shareholder approval, it has agreed to reacquire the North American rights for frovatriptan from Elan for a total of US $50 million, payable in instalments over the period to 31 December 2005. Vernalis will also purchase certain inventory from Elan at an expected approximate cost of US$5 million payable no later than 31 December 2004. See today's separate release for further details.

     As a result of this transaction, Vernalis will exchange its royalty income and potential milestone payments for enhanced cash flows arising from the full sales of frovatriptan in North America and intends to seek a new commercialisation partnership for frovatriptan which may include upfront and milestone payments. However, in order to meet its obligations to Elan, Vernalis will require additional funds during the next 12 months, which the directors believe can be obtained.


     Accordingly, the directors have prepared the preliminary financial information on a going concern basis. The auditors have indicated that, as a result of the transaction and if additional funds have still to be raised, their report on the financial statements for the 8 months ended 31 December 2003 will contain reference to the fundamental uncertainty regarding going concern.

2. The financial statements have been prepared using merger accounting principles in relation to the merger of Vernalis Group plc and British Biotech plc. Under merger accounting, the results, assets and liabilities and cashflows of Vernalis Group plc and British Biotech plc have been combined at the amounts at which they were previously recorded after adjusting to achieve consistency of accounting policies. The profit and loss account, balance sheet and cash flow comparatives are stated on the combined basis. The merger became effective on 1 September 2003. Following the merger, British Biotech plc changed its name to Vernalis plc.

     Under US GAAP the transaction is expected to be accounted for under purchase accounting with Vernalis plc (formerly British Biotech plc) as the accounting acquiror. The Company's US GAAP primary financial statements will be set forth in its next Annual Report on Form 20-F.

Notes to the financial information (continued)

The following information is set out below:

(a) The nature and the amount of the accounting adjustments made to align the two companies' accounting policies;

(b) the principal components of the profit and loss account for the current period and prior year; and;

(c) the aggregated net assets at 31 August 2003, the nearest practical date to the merger.

     a) Alignment of accounting policies No adjustments have been required to the Vernalis plc financial information to reflect different accounting policies.

     b)   Analysis of consolidated profit and loss account.

(i)  Eight months ended 31 December 2003

                                British Biotech plc       Vernalis Group plc           Vernalis plc        Vernalis plc
                                        Four months              Four months            Four months        Eight months
                                           ended 31                 ended 31               ended 31            ended 31
                                        August 2003              August 2003          December 2003       December 2003
                                             GBP000                   GBP000                 GBP000              GBP000
                                ----------------------------------------------------------------------------------------

Turnover                                        243                    3,444                  4,944               8,631
Operating loss                              (11,319)                  (4,862)               (13,207)            (29,388)
Loss on disposal of fixed assets             (2,538)                       -                   (450)             (2,988)
Merger transaction expenses                  (5,396)                       -                      -              (5,396)
                                ----------------------------------------------------------------------------------------
Loss on ordinary activities before
interest and taxation                       (19,253)                  (4,862)               (13,657)            (37,772)
Net interest receivable and similar
income/charges                                  379                     (168)                   697                 908
                                ----------------------------------------------------------------------------------------
Loss on ordinary activities before
taxation                                    (18,874)                  (5,030)               (12,960)            (36,864)
Tax on loss on ordinary activities            1,060                      396                  1,189               2,645
                                ----------------------------------------------------------------------------------------
Loss on ordinary activities
after taxation                              (17,814)                  (4,634)               (11,771)            (34,219)
                                ----------------------------------------------------------------------------------------

Merger transaction expenses relate to the costs of the merger between British Biotech plc and Vernalis Group plc.


(ii) Year ended 30 April 2003


                                     British Biotech plc        Vernalis Group plc         Total for the
                                              year ended                year ended            year ended
                                           30 April 2003             30 April 2003         30 April 2003
                                                  GBP000                    GBP000                GBP000
                                -------------------------------------------------------------------------

Turnover                                           1,078                     8,065                 9,143
Operating loss                                   (19,862)                  (16,387)              (36,249)
                                -------------------------------------------------------------------------
Loss on ordinary activities
before interest and taxation                     (19,862)                  (16,387)              (36,249)
Net interest receivable and
similar income/charges                               636                     1,368                 2,004
                                -------------------------------------------------------------------------
Loss on ordinary activities
before taxation                                  (19,226)                  (15,019)              (34,245)
Tax on loss on ordinary activities                 1,738                     1,921                 3,659
                                -------------------------------------------------------------------------
Loss on ordinary activities
after taxation                                   (17,488)                  (13,098)              (30,586)
                                -------------------------------------------------------------------------


Notes to the financial information (continued)


c) Aggregated net assets of Vernalis Group plc and British Biotech plc at the time of the merger.

                                                                          31 August 2003
                                                                                 GBP'000
                                                                          ---------------

Book value of net assets of British Biotech Plc at 31 August 2003                 40,302
Book value of net assets of Vernalis Group Plc at 31 August 2003                   5,282
                                                                          ---------------
Net assets at time of merger                                                      45,584
                                                                          ---------------

No adjustments arose out of the alignment of accounting policies at the time of the merger.

3. As permitted by FRS3, the acquisition of RiboTargets on 23 April 2003, which was seven days before the end of the previous accounting period, has been presented separately as if it was an acquisition in the current period.


4.   Administrative expenses

                                TOTAL GROUP     Acquisition     Merged business
                                                 (note 3)
                               Eight months    Eight months        Eight months         Full year
                                   ended 31        ended 31            ended 31          ended 30
                              December 2003   December 2003       December 2003        April 2003
                                     GBP000          GBP000              GBP000            GBP000
                              --------------------------------------------------------------------

Other                                 5,601           1,297               4,304             9,344
Terminated deal costs                     -               -                   -             1,454
Restructuring costs                   2,269               -               2,269             1,627
Amortisation of goodwill              3,031           1,838               1,193             1,851
                              --------------------------------------------------------------------
Total administrative expenses        10,901           3,135               7,766            14,276
                              --------------------------------------------------------------------


5. Capital and Reserves

                                      Share           Share           Other         Merger       Profit
                                    capital         premium        reserves        reserve     and loss      Total
                                     GBP000          GBP000          GBP000         GBP000       GBP000     GBP000
                                  ---------------------------------------------------------------------------------

British Biotech plc at 1 May 2003    35,045         298,251          30,034              -     (305,215)    58,115
Vernalis Group plc at 1 May 2003      4,300          86,995          20,742              -     (116,577)    (4,540)
Merger reserve arising on the
merger of British Biotech plc
and Vernalis Group plc               (2,450)        (86,995)              -         89,445            -          -
                                  ---------------------------------------------------------------------------------
Merged reserves at beginning of
period                               36,895         298,251          50,776         89,445     (421,792)     53,575
Movements during the period:
Shares issued by Vernalis Group plc   1,918             (26)              -         12,540            -      14,432
Loss for the period                                                                             (34,219)    (34,219)
                                  ---------------------------------------------------------------------------------
At 31 December 2003                  38,813         298,225          50,776        101,985     (456,011)     33,788
                                  ---------------------------------------------------------------------------------


In May 2003 Vernalis Group Plc raised GBP14.4 million, net of expenses through a Placing and Open Offer.

Notes to the financial information (continued)


6.   The net funds at 31 December 2003 are as set out below.

                                                                Exchange          Other     At 31 December
                              At 1 May 2003     Cash flow       movement      movements               2003
                                     GBP000        GBP000         GBP000         GBP000             GBP000
                              -----------------------------------------------------------------------------

Cash                                    339          1,601           (55)             -              1,885
Short-term deposits and investments  48,115        (25,786)            -              -             22,329
Bank overdraft                            -              -             -              -                  -
                              -----------------------------------------------------------------------------
                                     48,454        (24,185)          (55)             -             24,214
Secured loan due within one year       (270)           135             -           (135)              (270)
Secured loan due after one year      (1,350)             -             -            135             (1,215)
Convertible 6.5% loan                (7,000)         7,000             -              -                  -
Finance leases                       (1,576)           820             -              -               (756)
                              -----------------------------------------------------------------------------
                                     38,258        (16,230)          (55)             -              21,973
                              -----------------------------------------------------------------------------

7. Loss per share is based on the loss attributable to shareholders on 137.2 million (30 April 2003 71.0 million) shares being the weighted average number of share in issue for the period.

8.   The directors do not propose a dividend for the period.

9. A copy of the Annual Report for the eight months ended 31 December 2003 will be sent to shareholders during May 2004. Further copies of the Annual Report will be available from the Company's registered office at: Vernalis plc, Oakdene Court, 613 Reading Road, Winnersh, Berkshire, RG41 5UA.

Enclosure No. 2

30 March 2004

               Vernalis regains control of North American rights
                           to frovatriptan from Elan

Highlights

*    Vernalis reacquires the North American rights to frovatriptan from Elan

*    US sales in 2003 were US$37.5 million (Q4: US$13.7 million)

*    Vernalis   sees    significant    potential   in   the    prophylaxis    of
     menstrually-associated migraine (second Phase III ongoing)

* Vernalis intends to seek a pharmaceutical partner capable of exploiting the MAM potential

* Elan to provide up to 12 months transitional services in order to maintain product supply

* The Company intends to raise further funds by way of a rights issue in the next 12 months

Vernalis plc (LSE: VER; Nasdaq: VNLS) announces today that it has entered into an agreement to reacquire in their entirety the North American rights for frovatriptan from Elan Pharma International Ltd (Elan) for a total of US$50 million payable over 21 months. Completion of the transaction is subject to the approval of Vernalis' shareholders and, if required, US anti-trust clearance. Vernalis intends to seek a major pharmaceutical partner to realise frovatriptan's significant commercial potential, including the new proposed menstrually-associated migraine indication (see below). Vernalis also intends to seek additional funding by way of a rights issue to assist with the reacquisition of frovatriptan.

Under the terms of the agreement, Vernalis will make an initial payment of US$5 million to Elan on completion. This will be followed by payments of US$20 million on 31 December 2004 and US$25 million on 31 December 2005. Vernalis will also purchase certain inventory from Elan at an expected approximate cost of US$5 million payable no later than 31 December 2004. On completion all rights and all product information on frovatriptan currently held by Elan will revert to Vernalis. The licence previously granted by Vernalis to Menarini International in respect of Europe and Central America remains in place.

Vernalis Chief Executive Officer Simon Sturge said, "Regaining the rights to frovatriptan in our most important market is an extremely exciting opportunity for Vernalis and represents considerable potential. We look forward to realising the very promising opportunities for frovatriptan as we continue to build value for Vernalis shareholders."

Overview of frovatriptan

Frovatriptan was launched in the US in the second quarter 2002, where it is marketed as FrovaTM by Elan Corporation and UCB as an acute treatment for migraine. US sales in 2003 were US$37.5 million and in Q4 2003 amounted to US$13.7 million. Under the current US arrangements Vernalis receives a royalty return of approximately 10 per cent linked to sales.

Frovatriptan is currently in Phase III development for the distinct label for prophylaxis of menstrually-associated migraine (MAM) for which no existing triptans are approved.

In April 2003 data were presented from an initial clinical study into the efficacy of frovatriptan as a preventive treatment for MAM which affects around 50 per cent of all women who suffer migraine. The data demonstrated a highly statistically significant improvement in the number of patients who were headache-free during the peri-menstrual period for both the studied dose regimens of frovatriptan compared to placebo (p<0.0001). Over half of the patients at the higher dose regimen were headache free during their menstrual period.

A long-term Phase III safety study is under way and a confirmatory Phase III efficacy trial is planned for Q2 2004 to support extension of the existing frovatriptan label to include this novel indication. If the positive initial results are confirmed, these studies should lead to regulatory submissions in the US and Europe during 2005.

In January 2004, Vernalis commissioned independent market research to evaluate the potential of frovatriptan both under the existing label as an acute treatment for migraine and for the potential new MAM indication. Importantly, the research concluded that the potential exists for significant sales growth if a competitive marketing effort is targeted at primary care physicians. The research also highlighted that:

* frovatriptan has achieved good penetration into the neurology market with a market share of around 7%; and

* the growing repeat prescription business (approximately 50% of scrips) is evidence of strong patient satisfaction due, in part, to frovatriptan having the longest half-life in the triptan class of drugs.

Future strategy for frovatriptan

As a result of the transaction, Vernalis will exchange its royalty income and potential milestone payments for enhanced cash flows arising from the full sales of frovatriptan in North America. Elan will no longer market the product but under a transitional services agreement will provide Vernalis with continuity of product support in the US market for a period of up to 12 months after completion.

Vernalis intends to seek a new commercialisation partner (or partners) to develop frovatriptan and the proposed MAM indication in North America and other territories not licensed to Menarini. A key criterion in the selection of a partner will be its ability to realise the significant potential of frovatriptan and Vernalis expects this opportunity to be attractive to a wide range of potential partners.

During the process of selecting such new partners, Vernalis intends to put in place appropriate arrangements to promote and market frovatriptan in the short term.

Transaction rationale

The Board of Vernalis believes that reacquiring the North American rights to frovatriptan has the following benefits:

* regains control of the Company's most valuable asset in its most important market;

* allows the Company to influence the future strategy for frovatriptan and the potential MAM indication in the North American markets; and

* significantly enhances cashflow through exchanging the current royalty based income and milestones for access to the underlying cashflows of the product.

Additional capital requirements

Following completion, Vernalis will pay Elan a total of US$50 million in instalments over the period to 31 December 2005, and purchase certain inventory at an expected approximate cost of US$5 million. During that period, the Company expects to benefit from substantially increased cash flows which may include upfront and milestone payments from commercialisation partners. However, in order to meet its obligations to Elan, Vernalis will require additional funds during the next 12 months.

Due to its size in relation to the company, the acquisition is conditional on the approval of Vernalis' shareholders. A circular containing further details of the acquisition and convening the Extraordinary General Meeting will be posted shortly.

                                   ---ends---

Enquiries:

Vernalis plc Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
+44 (0)118 977 3133

Brunswick Group (for analyst, financial media enquiries)
Jon Coles; Wendel Carson

+44 (0)20 7404 5959

This document is not an offer of securities for sale in the United States of America. Securities may not be offered or sold in the United States of America absent registration or an exemption from registration.

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events, including the clinical development and regulatory clearance of the Company's products, including that of frovatriptan for menstrually-associated migraine, the Company's ability to find partners for the development and commercialisation of its products, including a new commercialisation partner (or partners) for frovatriptan, as well as the terms of such partnership(s), the projected benefits of reacquiring the rights to frovatriptan in North America and/or any new partnership arrangement(s) on the Company's liquidity and results of operations, as well as the Company's working capital requirements and future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research strategies, the applicability of the discoveries made therein, and the successful and timely completion of clinical studies, including with respect to frovatriptan and the Company's other products, the uncertainties related to the regulatory process, the ability of the Company to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of frovatriptan and other products, as well as the achievement of expected synergies from such transactions, the acceptance of frovatriptan and other products by consumers and medical professionals, the ability of the Company to obtain additional financing for its operations and the market conditions affecting the availability and terms of such financing, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions and the risks described in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 0-20104).

About Vernalis Vernalis plc was established

in September 2003 following the merger of British Biotech plc and Vernalis Group plc. Operating from state-of-the-art R&D facilities at its headquarters in Reading (UK) and in Cambridge (UK), the company is equipped to undertake the full development of compounds from discovery through to product registration. Its first product - frovatriptan - is approved and marketed in the US and Europe, and is backed by an innovative research and development portfolio. Vernalis' current market capitalisation is approximately GBP90 million, and it is pursuing a growth strategy based upon successful pipeline development and further consolidation within the biotechnology sector.

Enclosure No. 3

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Vernalis plc

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Notification is in respect of shareholder named in 2 above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them



HSDL Nominees Ltd                                                           47
HSBC Global Custody Nominees (UK) Ltd (Fund SJP RF83)                  108,547
HSBC Global Custody Nominees (UK) Ltd (Fund SJP RF92)                  115,873
HSBC Global Custody Nominees (UK) Ltd (Fund SJP RF91)                1,178,523
HSBC Global Custody Nominees (UK) Ltd (Fund SJP RF82)                1,825,038
HSBC Global Custody Nominees (UK) Ltd (Fund SJP RF79)                3,832,095


5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

Not disclosed

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class

Not disclosed

9. Class of security

Ordinary 5p shares

10. Date of transaction

Not disclosed

11. Date company informed

Notification received 27 April 2004

12. Total holding following this notification

7,060,123 shares

13. Total percentage holding of issued class following this notification

4.97 per cent (based on issued share capital of 142,126,883 Ordinary 5p shares)

14. Any additional information

15. Name of contact and telephone number for queries

Stephen Powers, 0118 989 9336

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Financial Officer

Date of notification

27 April 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 4




                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Vernalis plc

2. Name of shareholder having a major interest

INVESCO UK ICVC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Ltd

5. Number of shares / amount of stock acquired

935,000 (acquired on 22 April 2004)

6. Percentage of issued class

0.66 per cent

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 5p shares

10. Date of transaction

22 April 2004

11. Date company informed

Notification received on 26 April 2004

12. Total holding following this notification

22,877,229 shares

13. Total percentage holding of issued class following this notification

16.10 per cent (based on issued share capital of 142,126,883 Ordinary 5p shares)

14. Any additional information

Notification is given by AMVESCAP PLC as agent for the ICVC named above. Notification states that the AMVESCAP holding for SAR purposes is unchanged as these shares were purchased from other funds under its management.

15. Name of contact and telephone number for queries

Stephen Powers, 0118 989 9336

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Financial Officer

Date of notification

26 April 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 5


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Vernalis plc

2. Name of shareholder having a major interest

INVESCO UK ICVC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Ltd

5. Number of shares / amount of stock acquired

1,346,600,000

6. Percentage of issued class

0.95 per cent

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 5p shares

10. Date of transaction

21 April 2004

11. Date company informed

Notification received on 26 April 2004

12. Total holding following this notification

21,942,229 shares

13. Total percentage holding of issued class following this notification

15.44 per cent (based on issued share capital of 142,126,883 Ordinary 5p shares)

14. Any additional information

Notification given by AMVESCAP PLC as agent for the ICVC named above. Notification states that the AMVESCAP holding for SAR purposes is unchanged as these shares were purchased from other funds under its management.

15. Name of contact and telephone number for queries

Stephen Powers, 0118 989 9336

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Financial Officer

Date of notification
26 April 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 6



                                 SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Vernalis plc

2. Name of shareholder having a major interest

AMVESCAP PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

N/a

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/a

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares / amount of stock disposed

1,346,600

8. Percentage of issued class

0.95 per cent

9. Class of security

Ordinary 5p shares

10. Date of transaction

21 April 2004

11. Date company informed

Notification received on 26 April 2004

12. Total holding following this notification

N/a

13. Total percentage holding of issued class following this notification

Below threshold

14. Any additional information

Notification by AMVESCAP PLC states that its holding for SAR purposes is unchanged as these shares were sold to other funds under its management.

15. Name of contact and telephone number for queries

Stephen Powers, 0118 989 9336

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Financial Officer

Date of notification
26 April 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: May 04, 2004                                 Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer